Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months

Ended June 30, 2021

OTTAWA, CANADA, August 13, 2021 - Telesat today announced its financial results for the three and six-month periods ended June 30, 2021. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2021, Telesat reported consolidated revenue of $188 million, a decrease of 10% ($20 million) compared to the same period in 2020. When adjusted for changes in foreign exchange rates, revenue declined 3% ($7 million) compared to 2020. Revenue decreases were primarily due to a slight reduction of service for one of Telesat’s North American DTH customers, non-renewals of certain enterprise contracts, and lower consulting revenue.

Operating expenses for the quarter were $57 million, an increase of $11 million from 2020. When adjusted for changes in foreign exchange rates, operating expenses increased by $14 million from 2020. The increase in operating expenses was principally the result of a $16 million increase in non-cash share-based compensation combined with higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program.  These increases were partially offset by higher capitalized engineering and lower bad debt expense in the three months ended June 30, 2021.

Adjusted EBITDA1 was $149 million, a decrease of 10% ($16 million) or, when adjusted for foreign exchange rates, a decrease of 3% ($5 million). The Adjusted EBITDA margin1 for the second quarter of 2021 was 79.2%, compared to 79.1% in 2020.

For the quarter ended June 30, 2021, net income was $61 million, compared to net income of $162 million for 2020. The negative variation for the quarter was principally the result of lower non-cash foreign exchange gains in 2021, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars and an increase in unusual/non-recurring items relating to share based compensation.

For the six-month period ended June 30, 2021, Telesat reported consolidated revenue of $378 million, a decrease of 9% ($38 million) or, when adjusted for foreign exchange rates, a decrease of 5% ($19 million) compared to the same period in 2020. Revenue decreases were primarily due to a slight reduction of service for one of Telesat’s North American DTH customers, decreases in the maritime and commercial aviation markets owing to the COVID pandemic as well as non-renewals from certain other customers in the enterprise segment, and lower consulting revenue.

Operating expenses for the six-month period were $97 million, an increase of $6 million from 2020 or, when adjusted for foreign exchange rates, an increase of $9 million. The increase in operating expenses was principally the result of a $15 million increase in non-cash share-based compensation expense combined with higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program.  These were partially offset by the $10 million impact of a reversal of a bad debt provision in the first half of 2021 relating to certain maritime and aeronautical customers that was recorded during the six months ended June 30, 2020.

Adjusted EBITDA1 was $301 million, a decrease of 9% ($29 million) or, when adjusted for foreign exchange rates, a decrease of 4% ($13 million). The Adjusted EBITDA margin1 for the first six months of 2021 was 79.6%, compared to 79.3% in 2020.

For the six months ended June 30, 2021, net income was $103 million, compared to a net loss of $116 million for 2020. The positive variation was principally the result of higher non-cash foreign exchange gains in the first quarter of 2021, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. This was partially offset by an increase in unusual/non-recurring items relating to share-based compensation.

“I am pleased with our results for the second quarter and first six months of the year, particularly given the fact that the COVID pandemic continues to restrain certain business activities,” commented Dan Goldberg, Telesat’s President and CEO. “Although revenues and Adjusted EBITDA were down slightly, we continued to generate strong cash flows and maintained high operating margins, high fleet utilization, and a substantial contractual backlog, which provides good visibility into our future performance.”

Goldberg added: “I am also pleased with the meaningful progress we are making with our groundbreaking Telesat Lightspeed constellation, including the important announcement we made yesterday regarding the Government of Canada’s $1.44 billion investment in the program and the announcement last week that the Government of Ontario is committing $109 million to use Telesat Lightspeed to provide high capacity broadband connectivity to remote communities throughout the province. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. We expect to secure in the near term the remaining financial commitments required to fully finance Telesat Lightspeed.”

Goldberg concluded: “Lastly, we and our shareholders are making steady progress toward transforming Telesat into a publicly listed company, including obtaining last week the requisite approval from the Federal Communications Commission. At this point, we expect that Telesat will become publicly listed in the late third quarter or early fourth quarter of this year.”

Business Highlights

▲	At June 30, 2021:

-	Telesat had contracted backlog[2] for future services of approximately $2.4 billion.

-	Fleet utilization was 80%.

▲	Further Development of the Telesat Lightspeed Constellation

-	On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s advanced, state-of-the-art Low-Earth Orbit (LEO) satellite network, Telesat Lightspeed. Under this $109 million, 5-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (ISPs), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The transaction is subject to the entering into of a further, definitive agreement which Telesat expects to execute in the coming weeks.

-

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entering into of further, definitive agreements.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2021, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Friday, August 13, 2021, at 10:30 a.m. ET to discuss its financial results for the three and six-month period ended June 30, 2021. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “Investors” and the heading “Investor News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 866 696 5910. Callers outside of North America should dial +1 416 641 6104. The participant passcode is 4976589 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 13, 2021 until 11:55 p.m. ET on August 27, 2021. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 3697421 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “intends” and “transforming”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in Telesat Canada’s Quarterly Report on Form 6-K for the three and six-month periods ended June 30, 2021, both of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation and the execution of definitive agreements with TAS, MDA and the Governments of Canada and Québec, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Contact

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six Months
(in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	$187,888	$207,834	$378,380	$416,507
Operating expenses	(57,276)	(46,051)	(97,230)	(91,527)
Depreciation	(52,372)	(55,615)	(102,739)	(111,222)
Amortization	(3,948)	(4,306)	(8,063)	(8,617)
Other operating (losses) gains, net	(74)	9	(747)	(212)
Operating income	74,218	101,871	169,601	204,929
Interest expense	(46,467)	(51,067)	(88,462)	(105,801)
Interest and other income	1,652	1,540	1,773	5,792
Gain (loss) on changes in fair value of financial instruments	3,796	(827)	(21,328)	(44,599)
Gain (loss) on foreign exchange	40,641	125,270	75,754	(165,422)
Income (loss) before tax	73,840	176,787	137,338	(105,101)
Tax expense	(13,062)	(15,164)	(34,827)	(11,364)
Net income (loss)	$60,778	$161,623	$102,511	$(116,465)

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2021	December 31, 2020

Assets
Cash and cash equivalents	$1,466,099	$818,378
Trade and other receivables	50,580	51,928
Other current financial assets	493	448
Prepaid expenses and other current assets	28,320	22,861
Total current assets	1,545,492	893,615
Satellites, property and other equipment	1,294,756	1,318,526
Deferred tax assets	61,654	79,912
Other long-term financial assets	20,379	53,425
Other long-term assets	13,512	9,922
Intangible assets	768,657	779,190
Goodwill	2,446,603	2,446,603
Total assets	$6,151,053	$5,581,193

Liabilities
Trade and other payables	$29,848	$30,091
Other current financial liabilities	38,266	35,880
Other current liabilities	90,901	96,155
Total current liabilities	159,015	162,126
Long-term indebtedness	3,720,372	3,187,152
Deferred tax liabilities	299,473	325,893
Other long-term financial liabilities	27,656	35,499
Other long-term liabilities	393,439	410,587
Total liabilities	4,599,955	4,121,257

Shareholders’ Equity
Share capital	155,698	155,698
Accumulated earnings	1,369,025	1,266,514
Reserves	26,375	37,724
Total shareholders’ equity	1,551,098	1,459,936
Total liabilities and shareholders’ equity	$6,151,053	$5,581,193

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2021	2020
Cash flows from operating activities
Net income (loss)	$102,511	$(116,465)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	102,739	111,222
Amortization	8,063	8,617
Tax expense	34,827	11,364
Interest expense	88,462	105,801
Interest income	(2,322)	(5,860)
(Gain) loss on foreign exchange	(75,754)	165,422
Loss on changes in fair value of financial instruments	21,328	44,599
Share-based compensation	19,702	4,885
Loss on disposal of assets	747	212
Other	(33,463)	(30,803)
Income taxes paid, net of income taxes received	(53,168)	(10,965)
Interest paid, net of interest received	(69,079)	(95,933)
Operating assets and liabilities	9,195	(44,882)
Net cash from operating activities	153,788	147,214

Cash flows used in investing activities
Purchases for satellite programs	(78,442)	(897)
Purchase of property and other equipment	(12,827)	(9,122)
Purchase of intangible assets	—	(5)
Net cash used in investing activities	(91,269)	(10,024)

Cash flows generated from (used in) financing activities
Proceeds from indebtedness	619,900	—
Repayment of indebtedness	—	(12,972)
Payment of debt issue costs	(6,834)	—
Payments of principal on lease liabilities	(1,355)	(712)
Satellite performance incentive payments	(3,350)	(4,771)
Government grant received	—	5,013
Net cash generated from (used in) financing activities	608,361	(13,442)

Effect of changes in exchange rates on cash and cash equivalents	(23,159)	36,303

Increase in cash and cash equivalents	647,721	160,051
Cash and cash equivalents, beginning of period	818,378	1,027,222
Cash and cash equivalents, end of period	$1,466,099	$1,187,273

Telesat’s Adjusted EBITDA margin(1):

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2021	2020	2021	2020
Net income (loss)	$60,778	$161,623	$102,511	$(116,465)
Tax expense	13,062	15,164	34,827	11,364
(Gain) loss on changes in fair value of financial instruments	(3,796)	827	21,328	44,599
(Gain) loss on foreign exchange	(40,641)	(125,270)	(75,754)	165,422
Interest and other income	(1,652)	(1,540)	(1,773)	(5,792)
Interest expense	46,467	51,067	88,462	105,801
Depreciation	52,372	55,615	102,739	111,222
Amortization	3,948	4,306	8,063	8,617
Other operating losses (gains), net	74	(9)	747	212
Non-recurring compensation expenses(3)	174	263	335	624
Non-cash expense related to share-based compensation	17,991	2,291	19,702	4,885
Adjusted EBITDA	$148,777	$164,337	$301,187	$330,489

Revenue	$187,888	$207,834	$378,380	$416,507
Adjusted EBITDA Margin	79.2%	79.1%	79.6%	79.3%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which we refer to as contracted revenue backlog, represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.